UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

							August 26, 2005

Mr. W. John Glancy
Senior Vice President and General Counsel
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, TX  75201


Re:	Holly Energy Partners, L.P.
	Registration Statement on Form S-4
Filed July 28, 2005
	File No. 333-126985

Dear Mr. Glancy:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The staff notes that you are registering the new notes in reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman
& Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide a supplemental letter to the staff stating that the issuer is registering the exchange offer in reliance on the staff`s position in those letters and including the statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling letters.

2. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. We also note your disclosure on page 20 regarding the 20 business days. Since your offer expires at 5:00 p.m. Eastern time, be aware that if it terminates on the 20th business day after commencement, you will not satisfy the requirements of Rule 14e-1(a). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Extensions, Delays in Acceptance, Termination or Amendment, page
21

3. The third paragraph of this section states that the company reserves the right, in its sole discretion, to delay accepting the outstanding Notes. While you may delay acceptance of tendered Notes if you extend the offer, you may not, consistent with your prompt payment obligation under Rule 14e-1(c), delay acceptance once the offer has terminated. Please revise or advise.

4. We note your disclosure reserving the right to amend the exchange offer, in the first full paragraph on page 22, and that you are generally required to extend the offering period for any material change, including the waiver of a material condition. Please revise to state that you are generally required to extend the offering period for any material change, so at least five business days remain in the offer after the change.

Annex A: Letter of Transmittal

5. Delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "reviewed" the prospectus and all of the terms of the exchange offer.

Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to Tangela Richter,
Branch Chief, at (202) 551-3685.   Direct all

correspondence to us at the following address: 100 F St., NE, Washington, DC 20549, Mail Stop 7010.

							Sincerely,


							Tangela Richter
							Branch Chief

cc:	Chris Rowley (214) 999-7972

      Tangela Richter
      Carrie Darling
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Mr. W. John Glancy
Holly Energy Partners, L.P.
August 26, 2005
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